Quebecor World

Investor Meetings

December, 2000

Quebecor World

Charles G. Cavell	President and CEO
Marc L. Reisch	Chairman, President and CEO, Quebecor World North America
Christian M. Paupe	Executive Vice President

- *Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.*

Quebecor World

Table of Contents

	TAB

Business Overview

Serving the Global Market


▪160 facilites
▪16 countries
▪43,000 employees
▪$6.7 billion assets

Business Overview

The Market Leader in Print Media

- The world's **largest and most profitable** commercial printer
- The **market leader** in printing and distribution of magazines, catalogs, books and retail inserts
- An industry consolidator with **25% annual EPS growth** over the past 10 years

- Quebecor World is the market leader in the print media industry.

Business Overview

Revenue Growth



Revenues
10 Year CAGR = 22%
US$ Millions
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$653
$1,265
$1,387
$1,444
$1,743
$2,116
$3,004
$3,110
$3,483
$3,808
$4,953
$6,654
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
LTM

Business Overview

Earnings Growth



EPS
10 Year CAGR = 25%
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
0.16
0.38
$0.55
$0.72
$0.82
$0.87
$1.05
$1.09
$1.12
$1.29
$1.57
$1.93 [1]
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

[1] Consensus Earnings

Business Overview

Cash Earnings Growth



Cash EPS
10 Year CAGR = 25%
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.19
$0.41
$0.61
$0.76
$0.85
$0.92
$1.13
$1.17
$1.20
$1.43
$1.81
$2.36 1
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

[1] Consensus Earnings

Business Overview
Geographic Diversification

Revenues = $6.7 billion


2%
14%
16%
68%
Canada
USA
Europe
Latin America

Global leadership.

Our strength stems from North America.

Europe provides longer term consolidation opportunities

We are preparing for the economy of the future in Latin America.

Product Diversification

Revenues = $6.7 billion


Directories
5%
Pre-media
& Logistics
6%
Books
12%
Specialty
and
Direct
14%
Catalogs
16%
Magazines
29%
Retail
18%

- Diversified product mix provides:
  - **One-stop shopping for customers**
  - **Stronger relationships with customers**
  - **Greater value delivered to customers**
  - **Stability and opportunity for Quebecor World**

Business Overview

Existing Markets Perspective

MARKET	COMPANY	PRO FORMA 1999 REVENUES	Economic Environment	Industry Condition
Canada	Quebecor World	1000	Relatively Stable	Largely Consolidated
	GTC	800		
	St. Joseph's	175		
USA	Quebecor World	4700	Relatively Stable	Fragmented; IQW is the sole consolidator
	R.R. Donnelley	4600		
	Quad Graphics	2000		
	Vertis (Big Flower)	1875		
	Banta	1500		
Europe	Quebecor World	950	Stable EU=1 Market	Fragmented; 3 industry consolidators; Publisher-printers slowly divesting
	Polestar	800		
	Roto Smeets	730		
	St. Ives	700		
	Bertelsman	1500		
	Hachette	250		
Latin America	R.R. Donnelley	235	Cyclical but improving	May become low cost competitor to Asia
	Quebecor World	150		
	Corgraphics	100		
	Abril	100		

*** Pro forma 1999 revenues by geographical regions are based on management best estimates**

Business Overview

Estimated Commercial Printing Volume


Quebecor World
CANADA
$11 billion market
5%
U.S.A.
$150 billion market
3%
EUROPE
$90 billion market
1%
LATIN AMERICA
$8 billion market
1%

Despite our industry-leading position, we have room to grow in our existing markets.

Business Overview

Potential Growth Strategies

STRATEGY	ASSUMPTIONS	EPS Growth (2000 - 2003)
Internal (Base Case)	Organic growth in line with GDP Growth No acquisitions Limited growth capital Focus on efficiency Gradual margin expansion Debt repayment and/or share repurchases	10% - 12%
Niche Acquisitions	Identified numerous opportunities Funded internally Strengthen existing product franchises Expand existing geographic footprint Moderate top-line growth	14% - 17%
Strategic Acquisition	Options exist in all current geographies Timing driven by target availability Growth continues at historical levels	20% +

Competitive Advantage

- **Asset Utilization Advantage**
  - Greater scheduling efficiency (more presses available to do similar work translates into higher capacity utilization, less overtime, less casual labor and less outsourcing)
  - Extended use of asset lives through geographical redeployment
  - Efficiencies in inventory management (virtual warehouse of supplies and parts)
- **Technology Advantage**
  - Investments in technology have provided a cost structure which is below market-clearing price (e.g. wider web widths)
  - Relationship with / leverage over equipment manufacturers
- **Procurement Advantage**
  - Purchasing paper, ink, supplies and technology / equipment on a global scale generates bottom line benefits attributable to size
  - The Company's size provides leverage to direct supply chain evolution, retaining efficiencies in-house (e.g. establishment of a private marketplace; development of web-enabled procurement system; materials & supplies self-service)
- **Logistics Advantage**
  - Ability to pool shipments (fill trucks) reduces freight costs
  - Use of mail list technologies reduce postage costs (deeper penetration)
  - Bundling different products

Competitive Advantage

- **Speed of Delivery**
  - Ability to quickly produce on a mass scale using multiple plants simultaneously
  - Ability to print close to customer's final shipping destination reduces time (and cost)
- **Customization**
  - Ability to produce through state-of-the-art bindery highly customized products on a mass scale for targeted market penetration (e.g. 100 editions of Money Magazine, 300 editions of Elle)
- **Product Breadth**
  - The convenience of one-stop shopping for all printing requirements
  - Develop cross-selling relationships through customers' central procurement offices
- **Market Intelligence**
  - Customers draw upon our breadth of information relating to demographic patterns (data mining)

Markets and Products

10+ Years of Accretive Acquisitions



Total Revenues
22% CAGR
Millions
$
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
BCE Publitech (US$ 191M)
Maxwell (US$ 532M)
Didier (US$ 337M)
TINA (US$ 272M)
World Color (US$ 2.7B)
Alden Press (US$ 154M)
Ringier (US$ 154M)
Rand McNally (US$ 155M)
89A
90A
91A
92A
93A
94A
95A
96A
97A
98A
99A
00E
Quebecor World Inc.
World Color Press Inc.

- 2 companies with well executed-acquisitions strategies (85 successful acquisitions in excess of $4 billion over 10 years).
- Each acquisition enhances the Company's power to serve its customers and improve shareholder returns.

Markets and Products

The Industry Leader


Commercial Printing Revenues
$ Billions
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Quebecor World
RR Donnelley
Big Flower
Quad / Graphics
Banta
GTC
Jostens

Markets and Products

The 1999 merger with World Color:

- **The largest business merger and restructuring ever undertaken in the industry:**
  - gave us the **leading U.S. market position**
  - created **strong North American management structure**
  - provided **cost savings and synergies**
  - built a **critical mass** for:
    - ***further consolidation***
    - ***further cost efficiency***
    - ***further operating efficiency***
    - ***increasing value to customers as they consolidate / globalize***

The "merger of two equals" provided the foundation for the next stage of growth.


Magazines
28%

Markets and Products

Magazines


TIME
Unpresidented
Forbes
CORPORATE
SABOTEURS
FIGHT TO THE FINISH
Newsweek
In This Issue
ELLE
VOGUE
BAD KITTY!
FORTUNE
Will tech boom again?
TV GUIDE
DARK ANGEL

- Quebecor World prints half of the top 125 magazine titles in the U.S.A., and our customers include all of the top 5 publishers.


Books
12%

Markets and Products

Books


Harry Potter
GOBLET OF FIRE
Harry Potter
Harry Potter
AND THE
SORCERER'S STONE
Harry Potter
CHAMBER
SECRETS
LAROUSSE
Enciclopedia
de los niños
Language
Arts
BATMAN
SUPERMAN
Select Editions
PATRICIA
CORNWELL
BLACK
NOTICE
EDDIE'S
BASTARD
ROBERT DALEY
UN CUENTO
TREASURE
ISLAND
SCIENCE

- Quebecor World prints close to **1 billion books** in the U.S.A. each year (example:60% of the Harry Potter series).
- Global book manufacturing platform (we also print books in Spain, Columbia, Peru, Chile, Mexico and soon Canada).


Catalogs
16%

Markets and Products

Catalogs


L.L.Bean
Women's Outdoor
Gear and Clothing
FedEx
Spiegel
Season Bright
KOHL'S
That's more like it.
annual catalogue
2000
Office DEPOT
Taking Care of Business
The BIG BOOK
The JCPenney BIG Gift Book
Discovery Channel
CATALOG
Wish Book
SEARS
SEARS sale
all jeans on sale
sale 24.99
sale 29.99
AVON
let's talk
lipstick!

- 14 of our 20 largest customers are ranked in the Top 100 catalog producers according to Catalog Age.
- Up to 25% of Sears Canada's sales originate through catalogs we produce.


Retail Inserts
17%

Markets and Products

Inserts


USA WEEKEND
BIG K mart
ALL JEANS BUY ONE GET ONE
Now Open
BEST BUY
YOU CAN'T GIVE SMARTER THAN Wards
Walgreens 7 Day SALE!
the biggest shoe & handbag sale of the season
JCPenney
it's all yours.
sale
24.99
Herald-American
PARADE
Our Animal Friends
(and their human pals too!)
PHOTO CONTEST
Ames
BARGAINS BY THE BAGFUL
SPECIAL BARGAINS!
2 DAYS ONLY

- We print 42 million copies of **Parade** each week, inserted in 390 newspapers. Our **coast-to-coast printing network** makes **time-critical delivery** possible.
- Half of the inserts found in major weekend papers is typically printed by Quebecor World.


Specialty / Direct
14%

Markets and Products

Commercial and Specialty


McDonald's!


WOW COOL!
2000


NORTEL NORSTAR


2001 Prism NHL Hockey Cards
Dial-A-Stat Sub-Set
Glove-Side Net-Fusion Sub-Set
Gold Crown Die-Cut Sub-Set




Titleist
Titleist

Quebecor World is the leading printer of annual reports in North America. Our brand name instills **confidence** in our customers.


Directories
5%

Markets and Products

Directories


Pacific Bell
SMART Yellow Pages
Sonoma County
Aspen
Glenwood Springs
and Surrounding Area
Qwest
Dex
The White & Yellow Pages
qwestdex.com
Guía Metropolitana
GuíActiva
99 00
Cantabria
Páginas Amarillas

- In North America, we produce **180 million directories per year,** 90% under long term contracts, shipped to all states except Hawaii, and all Canadian provinces.
- In South America, we recently reached a 10-year agreement with **BellSouth** to print its directories.

Markets and Products

Que-Net Media

- **90%+** of our customers currently perform pre-media work in-house or outsource to a different provider

- Que-Net Media was created to focus on expanding market penetration in a **high margin / high return on capital** business

- **Cross-marketing** between pre-media services and printing services is presenting new opportunities
  - Avon
  - Hard Rock Café

- **Digital imaging, content management and repurposing** are core competencies of Quebecor World
- Digital text and graphics for print or web media formats

Markets and Products

Global customers need global suppliers

	North America	Europe	Latin America
Magazines	EMAP Forbes Book of Hope Rodale Press Bauer Meredith Hearst Hachette	EMAP Forbes Book of Hope Rodale Press Bauer Air France	Book of Hope Hearst
Catalogs	IKEA Air France Brylane/LaRedoute Office Depot Learning Tree Avon	IKEA Air France Brylane/LaRedoute Office Depot Learning Tree Carrefour	Avon Carrefour
Retail	Costco	Costco	
Directories	BellSouth		BellSouth
Specialty	Meredith Chrysler Nortel	Meredith Nortel	Chrysler Nortel
Books	Scholastic Reader's Digest Book of Hope Thomas Nelson	Santillana	Scholastic Reader's Digest Book of Hope Thomas Nelson Santillana
Pre-Media	Hachette Emap	Hachette Emap	

- Quebecor World is unique in its ability to meet our customers' printing needs in 16 different countries.
- Quebecor World currently generates $400 million of sales from customers using our service on more than one continent

Markets and Products
Europe

- **History**
  - Entered European market in 1994 with the acquisition of Jean Didier
  - Built a $1 billion revenue base largely through acquisitions

- **Restructuring and Reorganization**
  - Recognized a one-time charge in Q4 1999
  - Completed closure of Bondouffle during Q2 2000
  - New management team in place Q3 2000
  - Specialization and rationalization of manufacturing platform will continue throughout 2000 and first half of 2001

- **Strategy**
  - Europe offers significant long-term potential as publisher-printers focus on production and delivery of content
  - Europe remains a very fragmented market, with opportunity for further consolidation, specialization and economies of scale
  - Our preferred approach will be to establish partnerships with publishers looking to exit printing business (with security of a long-term printing contract)

Markets and Products
Latin America

- **Globalization**
  - Serve global needs of global customers
  - Low wage / cost infrastructure (alternative to Asia as low-cost supplier to North America)
  - Increase asset utilization (redeployment of older equipment)
- **Market potential**
  - Population 360 million + (Brazil 170 million)
  - High literacy rates
  - Cyclical economies but growth on the upswing
  - Currently low levels of per capita magazine consumption (2 -5 per year versus 12 - 30 in North America and Europe)
- **Early stage of the industry**
  - Highly fragmented
  - Rapid growth opportunities available

Quebecor World is investing prudently in the economy of tomorrow.

Financial Review

Record Third Quarter (Q3 2000)

3 MONTHS	Q3		% Growth
Revenues	$	1,633.8	+ 30%
Operating Income	$	202.4	+ 60%
Net Income	$	88.7	+ 62%
EPS	**$**	**0.58**	**+ 35%**

9 MONTHS	Q3 YTD		% Growth
Revenues	$	4,813.3	+ 55%
Operating Income	$	508.3	+ 89%
Net Income	$	189.1	+ 54%
EPS	**$**	**1.23**	**+ 27%**

We have met or exceeded consensus earnings estimates for nine consecutive quarters.

Financial Review

Operating Margin Momentum



14 %
13 %
12 %
11 %
10 %
9 %
8 %
7 %
6 %
5 %
4 %
1997
1998
1999
2000
8.5 %
10.8 %
12.4 %
Q1
Q2
Q3
Q4

Quebecor World's operating margin is improving to new record levels for each quarter.

Financial Review

Earnings per Share



$1.12
$1.29
$1.55
$1.93
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
1997
1998
1999
2000

[1] Consensus Earnings

Financial Review

SG&A


SG&A % of Revenues
10%
9%
8%
7%
6%
8.4%
8.4%
8.7%
8.1%
8.5%
7.9%
8.1%
7.7%
7.5%
7.0%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Quebecor World's SG&A as a percent of revenues is significantly below that of its competitors, and has been improving as the company continues growing revenues with little need for additional G&A

Financial Review

Capital Expenditures


350
300
250
200
150
100
50
-
$ Millions
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000E

A strategic investment was made in our rotogravure platform. On a combined basis (Quebecor Printing + World Color), $1.2 billion was invested in new capital between 1996 and 1998.

Financial Review

Free Cash Flow (From operating activities, after-tax)



$1.5B Free Cash Flow over 3 years
(Market Cap is approx. $3.3B)
$ Millions
$800
$700
$600
$500
$400
$300
$200
$100
$0
$91
$531
$450
$550
1998
1999
2000E
2001E

Financial Review

Track Record of Management Discipline


Debt Ratio
70%
65%
60%
55%
50%
45%
40%
35%
30%
Arcata $181M
Didier $337M
AmerSig $116M
TINA $272M
WorldColor $2.7B
60%
59%
YE 2000 Target
55%
50%
48%
47%
47%
42%
37%
37%
IPO
Common $260M
Preferred $213M
Common $159M
Common $591M
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
"Normalized" Zone

Maintaining a BBB credit rating allows us to continue pursuing accretive growth.

Financial Review

Acquisition Bank Borrowings


1,200
1,000
800
600
400
200
0
$ Millions
World Color Acquired
$250M Issuance of Senior Notes
$121M Issuance of Senior Notes
Jun-99
Aug-99
Oct-99
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00

Quebecor World

Investment Highlights

- Unique global platform
- Diversified product line
- Effective use of size and scale
- Low-cost provider
- Considered best management team in the industry
- Employer of choice (successful growth attracts talent)
- Manufacturing platform second to none
- Proven disciplined acquisition strategy
- Consistent delivery of record results
- Commitment to delivering 15% EPS growth or more
- Committed to growing business and increasing shareholder value